M. ALI ANJWANI, ESQ.

Partner

DIRECT TEL: 212-326-0820

FAX: 212-326-0806

ali.panjwani@pryorcashman.com

May 8, 2024

Via Edgar

Lulu Cheng

Eric Envall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.
Registration Statement on Form S-3
Filed February 9, 2023
File No. 333-269663

Ladies and Gentlemen:

On behalf of our client, Sphere 3D Corp., a corporation organized under the laws of Ontario, Canada (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we hereby submit in electronic form Amendment No. 1 to the above-referenced registration statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2023. The Registration Statement reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated February 14, 2023 (the “Comment Letter”).

Securities and Exchange Commission

May 8, 2024

The Company has asked us to convey the following response to the Staff:

Registration Statement on Form S-3 filed February 9, 2023

General

1.	We note that you are incorporated in Canada with your principal executive offices located in Ontario. We also note your Board of Directors determined that as of June 30, 2022, you are no longer a foreign private issuer, and that effective January 1, 2023, you are required to comply with the reporting requirements and use the filing forms applicable to U.S. public companies under U.S. securities laws. We note that, since you are no longer a foreign private issuer, an annual report on Form 20-F cannot be incorporated by reference into a Form S-3 for purposes of meeting the registrant eligibility requirements under General Instruction I.A.3. Accordingly, please amend your registration statement, or withdraw your registration statement and refile after you have filed your first annual report on Form 10-K . For further guidance, please refer to Securities Act Forms C&DI 115.05.

Response:	In response to the Staff’s comment, the Company has amended the Registration Statement in order to incorporate the Company’s most recent Annual Report on Form 10-K by reference.

* * *

As it is the goal of the Company to have the Form S-3 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Patricia Trompeter
Sphere 3D Corp.